SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated June 26, 2009
Commission File Number 1-14846
AngloGold Ashanti Limited
(Translation of registrant’s name into English)
76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F X          Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):
Yes         No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):
Yes         No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes         No X
Enclosure: Press release  ANGLOGOLD ASHANTI ANNOUNCES COMPLETION OF THE SALE OF
                                      INTEREST IN BODDINGTON

news release
AngloGold Ashanti Limited \ (Incorporated in the Republic of South Africa)
(Reg. No. 1944/017354/06) \ ISIN Number: ZAE000043485 \ NYSE symbol: AU \ JSE share code: ANG
Corporate Affairs Department:\ 3rd Floor \ 76 Jeppe Street \ Johannesburg \ 2001 \ South Africa
Tel +27 (0)11 637 6317 \ Fax +27 (0)11 637 6399/64 00 \ www.AngloGoldAshanti.com
26 June 2009
COMPLETION OF THE SALE OF INTEREST IN BODDINGTON
AngloGold Ashanti Ltd. (“AngloGold Ashanti”) is pleased to announce that it has today completed the sale of its indirect 33.33% joint venture interest in the Boddington gold mine in Western Australia, to
Newmont Mining Corporation (“Newmont”).
On 27 January 2009 AngloGold Ashanti announced that the transaction consideration consists of three components:
•    US$750 million payable in cash upon the fulfillment of all conditions precedent to the transaction
        ("Completion");

•    US$240 million that will be settled, subject to Newmont's election on 1 December 2009, either in cash payable on 31 December 2009, or Newmont shares to be issued on or prior to 10
        December 2009, or a combination of cash (payable on 31 December 2009) and Newmont shares (issued on or before 10 December 2009). Any Newmont shares issued to AngloGold
        Ashanti will be subject to registration rights that will give AngloGold Ashanti the flexibility to dispose of the shares in the market; and

•    A royalty calculated as the product of, 50% of the amount by which the average spot gold price in each quarter exceeds the cash costs of the Boddington Gold Mine, as reported by Newmont, by US$600 per ounce and, one-third of total gold production from the Boddington Gold mine in that quarter. The royalty is payable in each quarter from and after the second quarter in 2010 that the above threshold is achieved and subject to an aggregate cap of US$100 million in royalty payments.
As Completion has now been achieved, in accordance with the transaction agreement AngloGold
Ashanti has:
•    received US$750 million in cash;
•    been reimbursed all contributions made by it to the joint venture from 1 January 2009 amounting to approximately AUD225 million; and
•    paid Newmont US$8 million in respect of its share of working capital as at 1 January 2009, being the valuation date for the transaction.
ENDS
Contacts
Tel:
Mobile:
E-mail:
Alan Fine(Media) +27 (0) 11 637 6383 +27 (0) 83 325 0757 afine@anglogoldAshanti.com
Joanne Jones (Media) +27 (0) 11 637 6813 +27 (0) 82 896 0306 jjones@AngloGoldAshanti.com
Sicelo Ntuli (Investors) +27 (0) 11 637-6339 +27 (0) 71 608 0991 sntuli@anglogoldashanti.com
Stewart Bailey (Investors)                         +1   646 717 3978
sbailey@anglogoldashanti.com

Certain statements made in this communication, including, without limitation, those concerning AngloGold Ashanti’s strategy to reduce its gold hedging position including the extent and effects of the reduction, the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs and other operating results, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the completion and commencement of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and completion of acquisitions and dispositions, AngloGold Ashanti’s liquidity and capital resources, and expenditure and the outcome and consequences of any pending litigation proceedings, contain certain forward-looking statements regarding
AngloGold Ashanti’s operations, economic performance and financial condition. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic and market conditions, success of business and operating initiatives, changes in the regulatory environment and other government actions, fluctuations in gold prices and exchange rates, and business and operational risk management. For a discussion of such factors, refer to AngloGold Ashanti's annual report for the year ended 31 December 2008, which was distributed to shareholders on 27
March 2009 and the company’s annual report on Form 20-F, filed with the Securities and Exchange Commission in the United States on
May 5, 2009 as amended on May 6, 2009. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after today’s date or to reflect the occurrence of unanticipated events.
All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglgoldashanti.com and under the“ Investors” tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited
Date: June 26, 2009
By: /s/ L Eatwell
Name:  L EATWELL
Title:    Company Secretary